DISTRIBUTION PLAN

         WHEREAS, Templeton Capital Accumulator Fund, Inc. (the "Fund") is registered as an open-end diversified management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, the Fund and Franklin/Templeton Distributors, Inc. (the "Selling Company"), a wholly owned subsidiary of Franklin Resources, Inc. and a broker-dealer registered under the Securities Exchange Act of 1934, have entered into a Distribution Agreement pursuant to which the Selling Company will act as principal underwriter of Shares of the Fund for sale to the public; and

         WHEREAS, the Board of Directors of the Fund has determined to adopt this Distribution Plan (the "Plan"), in accordance with the requirements of the 1940 Act and has determined that there is a reasonable likelihood that the Plan will benefit the Fund and its Shareholders.

         NOW THEREFORE, the Fund hereby adopts the Plan on the following terms and conditions:

         1. The Fund will reimburse the Selling Company for costs and expenses incurred in connection with the distribution and marketing of Shares of the Fund. Such distribution costs and expenses may include: (1) payments to broker-dealers who provide certain services of value to the Fund's Shareholders (sometimes referred to as a "trail fee"); (2) expenses relating to selling and servicing efforts; (3) expenses of organizing and conducting sales seminars; (4) payments to employees or agents of the Selling Company who engage in or support distribution of Shares; (5) the costs of preparing, printing and distributing prospectuses and reports to prospective investors; (6) printing and advertising expenses; (7) dealer commission and wholesaler compensation in connection with sales of Fund Shares exceeding $1 million; and (8) such other similar services as the Fund's Board of Directors determines to be reasonably calculated to result in the sale of Shares.

         The Selling Company will be reimbursed for such costs, expenses or payments on a monthly basis, subject to an annual limit of 0.30% of the Fund's average daily net assets. Payments made out of or charged against the assets of the Fund must be in reimbursement for costs and expenses in connection with any activity which is primarily intended to result in the sale of Fund Shares. The costs and expenses not reimbursed in any one given month (including costs and expenses not reimbursed because they exceeded the limit of 0.30% per annum of the Fund's average daily net assets) may be reimbursed in subsequent months or years.

         2. The Plan shall not take effect with respect to the Fund until it has been approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding voting Shares of the Fund. With respect to the submission of the Plan for such a vote, it shall have been effectively approved with respect to the Fund if a majority of the outstanding voting Shares of the Fund votes for approval of the Plan.

         3. The Plan shall not take effect until it has been approved, together with any related agreements and supplements, by votes of a majority of both (a) the Board of Directors of the Fund, and (b) those Directors of the Fund who are not "interested persons" (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "Plan Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

         4. The Plan shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in paragraph 3.

         5. Any person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan or any related agreement shall provide to the Fund's Board of Directors, and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         6. Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to the Fund, without payment of any penalty, by vote of a majority of the Plan Directors or by vote of a majority of the outstanding voting Shares of the Fund, on not more than sixty days' written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

         7. The Plan may be terminated at any time with respect to the Fund, without payment of any penalty, by vote of a majority of the Plan Directors, or by vote of a majority of the outstanding voting Shares of the Fund.

         8. The Plan may be amended at any time with respect to the Fund by the Fund's Board of Directors, provided that (a) any amendment to increase materially the costs which the Fund may bear for distribution pursuant to the Plan shall be effective only upon approval by a vote of a majority of the outstanding voting Shares of the Fund, and (b) any material amendments of the terms of the Plan shall become effective only upon approval as provided in paragraph 3 hereof.

         9. While the Plan is in effect, the selection and nomination of Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund shall be committed to the discretion of the Directors who are not interested persons.

         10. The Fund shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of the Plan, such agreement or report, as the case may be, the first two years of which shall be in an easily accessible place.

         11. It is understood and expressly stipulated that neither the holders of Shares of the Fund nor any Director, officer, agent or employee of the Fund shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Fund only shall be liable.

         IN WITNESS WHEREOF, the Fund has executed this Distribution Plan on this 1st day of November, 2000.

                                    TEMPLETON CAPITAL ACCUMULATOR FUND, INC.


                                 By:/s/DAVID P. GOSS
                                    -------------------------------------
                                    David P. Goss
                                    Vice President and Assistant Secretary